Exhibit 99.4

ZenaTech Closes Acquisition of Vara 3D, a Utah-Based Surveying and Mapping Firm Expanding Drone-as-a-Service to the High-Growth Solar Infrastructure Market

Vancouver, British Columbia, (December 23, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology business solutions company specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces the acquisition of Vara 3D Inc., a well established Salt Lake City-area surveying and 3D mapping company. Vara 3D serves clients across Utah with a strong footprint in California’s solar energy ecosystem. This acquisition marks the expansion of ZenaTech’s Drone as a Service business into the high-growth solar infrastructure market and provides a foundation to expand drone-enabled offerings to speed up new site planning and ongoing inspections and maintenance.

“Closing the acquisition of Vara 3D both expands our service capabilities and accelerates entry into a high-growth market with significant long-term potential,” said Shaun Passley, Ph.D., ZenaTech CEO. “Drones are fundamentally reshaping how solar infrastructure is inspected and maintained. By combining high-resolution imaging, advanced analytics, and autonomous flight, we can detect issues across hundreds of acres in minutes—not days—unlocking massive gains in efficiency, safety, and energy output for operators. As solar farms scale to hundreds of megawatts and aging assets require more frequent monitoring, the demand for fast, data-rich, and cost-effective inspection solutions is poised to accelerate.”

Located in Murray, Utah, in the Salt Lake City metro area, Vara 3D specializes in commercial, residential, and solar energy firm projects with a broad base of recurring clients. Their services include land surveying, 3D mapping, and construction staking, as well as commercial and utility-scale solar facility and solar array planning. Following the acquisition, Management plans to expand offerings to include drone-based solar panel inspection, maintenance and washing.

According to the Grand View Horizon, the solar energy systems market in North America is growing at over 15% per year. Despite this rapid expansion, many solar developers still rely heavily on manual surveying and traditional site assessment methods, creating significant opportunities for drone-based automation to reduce costs, improve accuracy, and accelerate project timelines.

ZenaTech’s Drone as a Service provides business and government clients with flexible on-demand or subscription-based access to faster and superior drone-based services for surveying, inspection, maintenance, power washing, inventory management, precision agriculture, and other services, without the capital costs or operational burdens of ownership. By acquiring established, profitable service companies currently using low tech processes ripe for drone innovation, ZenaTech is building a global, multi-service DaaS network of locations anchored by existing customers and revenue.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve client inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus defense, agriculture, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its US DaaS business and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.